United States securities and exchange commission logo





                               August 15, 2023

       Kevin Brian Cox
       Chief Executive Officer
       SurgePays, Inc.
       3124 Brother Blvd, Suite 410
       Bartlett, TN 38133

                                                        Re: SurgePays, Inc.
                                                            Amendment no. 1 to
Registration Statement on Form S-3
                                                            Filed August 3,
2023
                                                            File No. 333-273110

       Dear Kevin Brian Cox:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 18, 2023 letter.

       Form S-3 filed August 4, 2023

       The Company
       Recent Developments, page 4

   1. We note your disclosure that the securities being listed on Upstream are "common stock represented by digital
tokens" and you refer to them as "tokenized equities." This appears to be inconsistent with
your disclosure on page 5 that "there are no tokenized
                                                        shares." Please revise
or advise.
   2. Please explain the legal relationship between MERJ Depository and shareholders who deposit their shares
with MERJ Depository, including the relevant governing law. Please also explain the rights
of such shareholders in the event of a liquidation or dissolution of
 Kevin Brian Cox
FirstName
SurgePays,LastNameKevin Brian Cox
           Inc.
Comapany
August 15, NameSurgePays,
           2023           Inc.
August
Page 2 15, 2023 Page 2
FirstName LastName
         MERJ Depository. Further, please compare the legal rights of such shareholders with shareholders who own their shares in either bookentry form or on deposit with a U.S.
         broker, including the various protections afforded such shareholders under applicable law.
         Explain the differences between having the company's shares dual listed on a foreign stock exchange, such as the London Stock Exchange, and the MERJ Exchange. Finally,
         please add risk factor disclosure addressing the risks to shareholders arising from any difference in such rights and protections.
3. It is unclear how ownership of tokenized securities, initially and in connection with resales, will be recorded. Please disclose in your registration statement how the tokenized securities will be held on the books and records of the transfer agent (i.e., in the name of
         MERJ Depository or in the name of the individual shareholders). Please also clarify whether, and, if so, how subsequent resales of the tokenized securities on the Upstream platform will be reflected on the books and records of the transfer agent or if all such transfers will be records solely on the books and records of MERJ Depository. Finally, based on your responses to the foregoing, please clarify how the
lost certificate    process
         will work in the context of the tokenized securities, in particular if the tokenized securities will be held in the name of the MERJ Depository on the books and records of the transfer agent.
Risk Factors
There are risks associated with our May 2023 dual listing..., page 8

4. Please explain why you believe MERJ Depository and MERJ Exchange are not required to register with the Commission as a broker or dealer, national securities exchange and/or clearing agency.
5. We note your response to prior comment 3. However, your risk factor disclosure does not appear to address risks stemming from discrepancies between the trading prices of common shares on Nasdaq and the tokenized shares on Upstream. Please include such risk factor disclosure, if material.
General

6. We note that Upstream prohibits U.S. investors from depositing, buying, or selling securities on Upstream unless they are introduced by a licensed broker-dealer. We also note that Upstream identifies Boustead Securities as an introducing broker. Please clarify the relationship between the introducing broker and Upstream and the functions expected
         to be performed by the introducing broker when it    introduces
U.S. investors to
         Upstream. For example, disclose whether the introducing broker transmits orders to
         Upstream on behalf of U.S. investors or whether U.S. investors access Upstream directly after being referred to Upstream by the introducing broker. Further, disclose whether
         Upstream (or MERJ Depository or MERJ Exchange) will carry customer accounts on behalf of the introducing broker.
 Kevin Brian Cox
SurgePays, Inc.
August 15, 2023
Page 3

      Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                          Sincerely,
FirstName LastNameKevin Brian Cox
                                                          Division of
Corporation Finance
Comapany NameSurgePays, Inc.
                                                          Office of Technology
August 15, 2023 Page 3
cc:       Joseph Lucosky
FirstName LastName